Financial Statements of

CITYFREIGHTER INC.

December 31, 2021
(Prepared in United states dollars)

	Contents

INDEPENDENT AUDITORS' REPORT

To the Shareholder of CITYFREIGHTER INC.

We have audited the accompanying balance sheet of CITYFREIGHTER INC., as at December 31, 2021, and the related statements of income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of CITYFREIGHTER INC. as at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Junaid Qazi
License # 3882
April 10, 2023

CITYFREIGHTER INC.
Statement of Financial Position
As at December 31, 2021
(Prepared in US dollars)

	Notes	2021
Assets		
Non Current Assets		
Fixed Assets		$ 488,766
Current Assets		
Cash & Bank		742
Inventory		1,040
		$ 490,548
Liabilities		
Non Current liabilities		
Investment in Subsidary		$ 30,309
Current liabilities		
Creditors		188,948
Equity		
Capital		1,646,468
Retained earning		(1,375,177)
		$ 490,548

The accompanying notes are an integral part of these financial statements.

Approved on the behalf of the Corporation:

_____
President & Founder
CityFreighter Inc.

S

CITYFREIGHTER INC.
Statement of Comprehensive Income (Loss)
Years Ended December 31, 2021
(Prepared in US dollars)

	Notes	2021
Income		
		$
Net Revenue		-
		-
Expenses		
Facebook AD Services		7,788
Car and Truck Parts		180,572
Consulting Services		31,845
Engineering & Development		407,223
Food/ Restaurant		1,979
Legal Fees		2,445
Mobile Services		99
Marketing/ Tradeshow/Brouchers		21,664
Medical Services		155
Online Software Services		662
Office Supply Equipment		15,897
Office Lease		8,349
Travel		22,177
Transport & Logistic		44,538
Other Expense		598,517
Diverse Cost		26,058
Wise Bank Fees		3,431
BOFA Fees		1,779
		1,375,177
Net Income (Loss)		$ (1,375,177)

The accompanying notes are an integral part of these financial statements.

CITYFREIGHTER INC.
Statement of Cash Flows
Years Ended December 31, 2021
(Prepared in US dollars)

	Notes	2021
Cash flows from (used in) operating activities		
Net Income		$ (1,375,177)
Working Capital Change		187,908
		(1,187,269)
Cash flows from financing activities		
Investment in Subsidary		30,309
Cash flows used in investing activities		
Addition in Fixed Assets		(488,766)
Capital Injection		1,646,468
Net increase (decrease) in cash during the year		742
Cash, beginning of year		-
Cash, end of year		$ 742

The accompanying notes are an integral part of these financial statements.

CITYFREIGHTER INC.
Statement of Changes in Shareholder's Equity
Years Ended December 31, 2021
(Prepared in US dollars)

	Common Stock (shares)	Common Stock ($)	Retained earning ($)	Total ($)
2021				
Beginning Balance				
December 31,2020	498,208			$ -
Additional Capital	1,500,000	$ 1,646,468		1,646,468
Net Income (Loss)			$ (1,375,177)	(1,375,177)
Ending Balance				
December 31,2021	1,998,208	$ 1,646,468	$ (1,375,177)	$ 271,291

The accompanying notes are an integral part of these financial statements.

CITYFREIGHTER INC.
Notes to the Financial Statements
December 31, 2021
(Prepared in US dollars)

1. Nature of business:

CityFreighter Inc. (the "Corporation") is a C-Corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware. It is governed by the Bylaws dated June 26, 2018. The registered office is located at 16192 Coastal Highway, Lewes Delaware 19958, Country of Sussex.

These audited financial statements were approved for issuance by the CPA on April 10,2023.

2. Summary of Significant Accounting Policies

2.1   Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

2.2   Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. Estimates that are critical to the accompanying financial statements include allowance for doubtful accounts, amortization, and depreciation because such items can be significantly impacted by future industry, market, and economic trends and conditions. Actual results could differ significantly from estimates.

2.3   Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash and demand deposits in banks, merchant banking clearing accounts, and short-term investments. To reduce its credit risk, the Company monitors the credit standing of the financial institutions that hold the Company's cash and cash equivalents.

2.4   Fair Value of Financial Instruments
Fair value is determined based on estimated future net cash flows discounted for the inherent risks associated with the assets, or other valuation techniques. Certain instruments of the Company's financial instruments, including cash, accounts payable, debt and other accrued liabilities are carried at cost, which approximates their fair value because of the short-term maturity of these financial instruments. Due to uncertainties in the estimation process, it is possible that actual results could differ from those estimates and could materially affect the financial statements.

CITYFREIGHTER INC.
Notes to the Financial Statements
December 31, 2021
(Prepared in US dollars)

2.5   Accounts Receivable

Accounts receivable are stated at net realizable value. The Company's management provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of all receivables. The estimated losses are based on a periodic review of all accounts and consider the Company's loss experience, known and inherent risks in the receivable population, adverse situations that may affect a client's ability to pay, and current economic conditions. The Company performs ongoing credit evaluations of its clients and generally does not require collateral because management believes that it has procedures in place to limit potential for significant losses.

2.5   Share Capital

Total common shares outstanding for the period ending December 31, 2021 are 1,998,208.

3.   Subsequent Events

As of December 31, 2021, there are no subsequent events that either warrant a modification of the value of the assets and liabilities or any additional disclosures for the reporting fiscal year.

In December 2020, a novel strain of coronavirus was reported in Wuhan, China ("COVID-19"). The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on customers, employees and vendors. The extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain and cannot be reasonably estimated at this time.